PONY CREEK PROJECT
FIELD MANAGEMENT AGREEMENT

This Agreement describes the working relationship and contractual obligations between Carlin Trend Mining Services (Carlin Trend) and Grandview Gold Inc. (Grandview).

Grandview agrees to employ Carlin Trend on a month-by-month contract to oversee and conduct work on the Pony Creek Project, Elko County, Nevada. The project is limited to the area defined in the Direct and Indirect Field Services Advance Charges sections.

Prior to the fifth (5th) day of each month Grandview will deposit funds with Carlin Trend. Invoices submitted to Grandview by Carlin Trend will be paid within fifteen (15) days from the date of the invoice. If not paid, a 5% late fee will be applied and a 2.0% monthly interest charge will be added to any unpaid balance.

Direct Field Services Advance Charges:

1. The first advance payment for direct field services of **$98,920.00** will be forwarded to Carlin Trend on or before July 1, 2006. This amount will cover the first and last months fixed costs for the following:

   a. General Field Management charge of $20,000 ($10,000.00 per month) by Sandi M. Sullivan and David C. Knight. Total hours will not exceed 516 hours per year or 43 hours per month.

   b. One Field Drilling & Supervision geologist advance charge of two months equaling $26,000. This charge is based on a rate of $520.00 per day and working 25 days per month.

   c. Geological technicians advance charge for two months equaling $38,400. This charge is based on an average rate of $240.00 per person per day for two technicians each working 25 days per month and three technicians each working 10 days per month.

   d. Field Transportation and Mileage advance charge for 2 months equaling $14,520. This charge is based on a rate of $290.40 per day.

2. Other services offered by Carlin Trend such as claim staking, soil sampling, grid construction, and archaeological surveys will be billed at Carlin Trend's prevailing rate. Additional expenses paid by Carlin Trend will be billed at cost plus 10%.

As part of the direct field services mandate, Carlin Trend shall provide onsite Drilling Program and Geological Support Management and Administration and as such Carlin Trend's contract services mandate shall include but shall not be limited to the following:

- Providing General Field Management Services
- Supplying and Overseeing all Geological Support Staff activities
- Coordinating all Geophysical, Geochem service activities
- Monitoring ongoing drilling program activities
- Supervising Core-cutting, Logging and Sample Preparation
- Supervising Property Geo-Mapping activities

Carlin Trend shall also provide weekly Project Expenditure Administration reporting as follows:

- Detailed Expenditure Accounting Administration System
- Weekly Excel Expense Accounting Spreadsheet
- Reporting of Project Expenditure breakdown

Carlin Trend shall provide weekly project reporting as follows:

- Detailed Drill Hole Footage Update Report
- Detailed Core Logging Assay Report
- Detailed Forward Drilling Targeting Report
- Core Cut and Shipped
- Other Work Completed

Indirect Field Services Advance Charges:

1. The first advance payment for indirect field services of **$95,000.00** will be forwarded to Carlin Trend on or before July 1, 2006. This amount will cover anticipated invoiced amounts in the next 60 days from sub-contractors for indirect services rendered to Grandview Gold Inc. This advance amount will be supported by a monthly detailed indirect expenditure report complete with attached invoice from the various 3rd party subcontractors.

   If actual costs exceed estimated costs for any specific project, Carlin Trend will submit an invoice to cover the overage and payment will be made by Grandview within fifteen (15) days from the date of invoice. Any funds remaining following the completion of the project will be refunded to Grandview.

2. These services will be requisitioned by Carlin Trend as required and will cover but will not be limited to sub-contracted and indirect field services as follows:

   - Pre-Drilling Program: Activation Labs – Processing (est. $35,000)
   - Pre-Drilling: Pony Creek Property: Access Road Repair (est. $25,000)
   - Pre-Drilling: Geophysics, IP/Resistivity, Gravity (est. $26,000)
   - Helicopter Transport (Grid, IP/Resistivity, Gravity crews) (est. $7,500)
   - Rick Russell - Additional Consulting (est. $1,500)

Carlin Trend or Grandview can terminate this agreement by giving one month written notice. On termination of this agreement, Carlin Trend agrees to keep confidential all information of a confidential or proprietary nature concerning Grandview, its subsidiaries and affiliates and their respective operations, assets, finances, business and affairs and further agrees not to use such information for personal advantage, provided that nothing herein shall prevent disclosure of information which is publicly available without breach of this agreement or which is required to be disclosed under appropriate statutes, rules of law or legal process.

Pony Creek Project Geological Data

All Geological and other data that is generated by Carlin Trend Mining Services for the Pony Creek project is expressly owned by Grandview Gold and all data/media must be returned to Grandview Gold Inc and its option partners.

Carlin Trend Geological Field Staff:

Grandview Gold Inc., related companies, or their associates shall not hire any Carlin Trend Mining Services employee for a period of one year after the termination date of the employee's employment with Carlin Trend Mining Services, unless Grandview Gold Inc., related companies, or their associates pays a Recruiting and Training Fee. A Recruiting and Training Fee of nine months (198 days) of the employee's daily rate billed by Carlin Trend Mining Services will be paid to Carlin Trend Mining Services as a Recruiting and Training Fee when a Carlin Trend Mining Services' employee is hired within a year of employee's termination.

Any Notice required or permitted to be given under this Agreement shall be sufficient in writing or sent electronically through email delivered to Grandview's or Carlin Trend's principal place of business or to an agreed upon designated party.

This Agreement shall constitute the entire and final expression of the agreement of the parties with respect to the subject matter hereof supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof. This Agreement may be modified or amended only by an instrument in writing signed by both parties hereto.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of this 12th day of ~~June,~~ July 2006

GRANDVIEW GOLD INC.

By: D. Richard Brown
D. RICHARD BROWN
CHAIRMAN

CARLIN TREND MINING SERVICES

By: ______________________
David C. Knight